Bruce Markets LLC
Exhibit 3
Form ATS-N Material Amendment (December 30, 2025)

ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?	◉ Yes ○ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The BDO provides Bruce ATS market data to Bruce Markets Holdings LLC ("Bruce Holdings"), the parent company of the BDO. The BDO is solely responsible for the creation and organization of market data and provides that data to Bruce Holdings for real-time distribution.

Additionally, the BDO provides non-real-time market data via SFTP files for both Subscribers and non-subscribers. For example, Subscribers may receive information such as billing information, daily trade files, stock locate file, etc. In addition, non-Subscribers may receive non-real-time reference-price band files, and/or stock locate files via SFTP distribution.

Bruce Holdings has engaged Nasdaq Data Business Inc. as a service provider to facilitate the distribution of Bruce ATS market data.

Bruce ATS Market Data Subscribers can include Bruce ATS Subscribers, non-Bruce ATS Subscriber participants, market data vendors and information portals (e.g., media companies).

Bruce Holdings distributes two types of Bruce ATS market data feeds: i) top-of-book (i.e., "Level 1") and ii) depth-of-book (i.e., "Level 2") (collectively "Bruce ATS Market Data Feeds"). Level 1 data includes the most aggressively priced aggregated bid and offer. If the order ~~that would otherwise be the displayed quote outside of the 20% reference price bands~~ ~~represented by the displayed quote in the Level 1 data is outside the price bands,~~ i.e. a passive order, the order is accepted~~, displayed~~ but not executable and not displayed (as described in Part III. Item 10). Level 2 includes information (described below) about when an order is added, replaced, canceled, and/or executed. Level 2 data does not ~~also~~ include~~s~~ passive orders (as described in Part III. Item 10) that are priced outside of the 20% price bands that are accepted~~, displayed~~ but are not executable and not displayed. All of the market data is not attributed to any Subscriber.

Information on orders displayed includes: 1) Time, 2) Order ID, 3) Side Indicator, 4) Quantity, 5) Symbol, 6) Price. See Part III, Item 11(a) and Part II, Item 7 above for more information.

	Recipients of the Bruce ATS Market Data Feeds must subscribe for the data by entering into a market data agreement with Bruce Holdings or a third party (collectively "Bruce ATS Market Data Subscribers"). Bruce ATS Market Data Subscribers include broker-dealers that also subscribe to Bruce ATS for the purpose of transacting in securities, as well as recipients that subscribe solely for access to the data. It is not a requirement for a Bruce ATS Market Data Subscriber to be a broker-dealer. Each Bruce ATS Market Data Subscriber is subject to the same terms of use. Bruce Holdings disseminates the Bruce ATS Market Data Feeds to Bruce ATS Market Data Subscribers in one of two ways: i) directly from Bruce Holdings to the Bruce ATS Market Data Subscriber, or ii) indirectly via third-party distributors. Third-party distributors include vendors or service providers that redistribute market data. Bruce ATS Market Data Subscribers receiving market data via third-party distributors may experience additional latency compared to those receiving data directly from Bruce Holdings. For further information regarding market data dissemination, please see Part III, Item 15. Additionally, the BDO provides its Subscribers with access to various data, including but not limited to, post-execution trade data files, fees/billing summaries, reference prices, that may include confidential trading information (CTI), via a third-party platform called Egnyte. The BDO also provides non-subscribers with non-CTI, for example including but not limited to stock locate file, FIX specifications, etc. For more information see Part II, Item 6(b).
b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

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c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?	◉ Yes ◯ No
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	As discussed in Part II, Item 5a, Bruce ATS Market Data Subscribers, who could include Bruce ATS Subscribers, must subscribe by entering into a market data agreement with Bruce Holdings or a third party. Bruce ATS Market Data Subscribers include broker-dealers that also subscribe to Bruce ATS for the purpose of transacting in securities, as well as recipients that subscribe solely for access to the data. It is not a requirement for a Bruce ATS Market Data Subscriber to be a broker-dealer or Bruce ATS Subscriber. Bruce Holdings offers Bruce ATS Market Data Subscribers the option to receive Bruce ATS Market Data Feeds either directly from Bruce Holdings or indirectly via third-party distributors. For further information regarding market data dissemination, please see Part III, Item 15.
d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ◯ No

ATS-N/CA: Part III: Manner of Operations

Item 10: <u>Opening and Reopening</u>

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Bruce ATS is available for connectivity beginning at 7:00:00 P.M. ET and begins accepting orders at 7:50:00 P.M. ET on each day the ATS is open for business. Bruce ATS does not accept and will reject all orders sent by Subscribers to Bruce ATS prior to 7:50:00 P.M. ET. Orders received between 7:50:00 P.M. and 8:00:00 P.M. ET are held in the order book until the Trading Session begins at 8:00:00 P.M. ET and ranked by price/time. When the Trading Session opens at 8:00:00 P.M. ET, Bruce ATS begins matching orders based on the terms of the orders and price and time priority. Bruce ATS establishes a 20% reference price band for each NMS stock using the last print reported to the SIP at or prior to 7:30:00 P.M. ET during the post session (i.e. 4:00:00 P.M ET- 8:00:00pm ET). These reference prices are set before the opening of the Trading Session and do not change after the trading session begins. In order to maintain a fair and orderly market the BDO may in limited circumstances update the reference price to reflect market news, corporate actions, system errors where the reference price is missing or incorrect, and significant price movements subsequent to the prior regular day's session and prior to the beginning of the Trading Session. The 20% reference price bands are established once the reference price is set. If the reference price is updated (for reasons mentioned above), the band will also update for that security. If the reference price or band can't be established for a security before the Trading Session, the ATS will not trade in that security.

The ATS will reject orders outside the 20% reference price bands but will accept passive orders under certain circumstances. Accepting passive orders means Bruce ATS accepts all buy orders with prices at or below the upper band, which include unexecutable passive buy orders with prices below the lower band. Bruce ATS accepts all sell orders with prices above the lower band, including unexecutable passive sell orders with prices above the upper band. These <u style="color:red">passive</u> orders are accepted and prioritized by price and time<u style="color:red">, but the ATS does not disseminate passive orders outside of the 20% reference price bands</u>. For passive orders to become executable, they need to be canceled and replaced in order to become marketable. Bruce ATS automatically rejects any order priced aggressively outside of the price band (i.e. sell orders with prices below the lower band will be rejected and buy orders with prices above the upper band will be rejected).

At its discretion, the BDO may halt trading in one or more securities or all securities trading through Bruce ATS in order to manage risk as discussed further in Part III, Item 20.

If trading in an NMS stock is halted by an exchange during the regular day session, that stock is not eligible for trading during the subsequent overnight session. Bruce ATS does not operate during regular and extended trading hours of the national securities exchanges, and trading halts are uncommon but possible during Bruce ATS's Trading Session. In the event an NMS stock is halted by an exchange during an overnight trading session, Bruce ATS cancels all orders for the affected NMS stock on the Bruce ATS's Order Book at the time of the trading halt and all new incoming orders are rejected. In the event that the halt is lifted, orders are accepted in the impacted security.

If a halt is imposed, Bruce ATS will notify all Subscribers and automatically cancel all orders in the Order Book for the subject security. Once the halt is lifted, Bruce ATS will notify all Subscribers that the halt has been lifted and that the subject security is available for trading.

Bruce ATS employs the same policies and procedures for order handling, pricing, priority, etc. as described in Part III, Item 7 once it re-opens and when a halt is lifted.

Bruce ATS does not use any special order acceptance, handling or execution procedures at the open, during a re-open or following stoppage of trading during regular trading hours.

At the open, during a re-open or following a stoppage, Bruce ATS accepts, handles, and executes orders and trading interests as described in Part III, Item 11(c).

b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ◯ No
c. Explain how unexecuted orders and trading interest are handled at the time	Bruce ATS does not operate during regular and extended trading hours of the national securities exchanges, and Bruce ATS accepts "Day and IOC" orders. At the end of each Bruce ATS Trading Session, Bruce ATS automatically cancels all

the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.	unexecuted orders. As described in Part III, Item 10, orders received between 7:50:00 P.M. and 8:00:00 P.M. ET are held in the order book until the Trading Session begins at 8:00:00 P.M. ET. At that time, orders are matched based on the terms of the orders and price and time priority. There is no unique handling of orders at the start of Bruce ATS's Trading Session hours, other than immediately executing any executable orders received between 7:50:00 P.M. ET and 8:00:00 P.M ET. Following a stoppage of trading in a security during Bruce ATS's Trading Session, all orders are automatically canceled and upon the stoppage being lifted, Subscribers are notified that the security is available for trading. All orders are handled in the same manner when trading reopens.
d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?	○ Yes ◉ No

Item 15: <u>Display</u>

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?	○ Yes ⦿ No
b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?	⦿ Yes ○ No
If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market	Bruce ATS is a non-attributed display venue providing Bruce ATS Market Data Feeds containing market data during Bruce ATS's Trading Session to Subscribers and third parties that consume or redistribute market data. This includes information on Level 1 and Level 2 data that describes display and order acceptance in Part II, Item 5. When a Subscriber submits an order to Bruce ATS, the order will be displayed <u>only if the order is within the 20% reference price band</u> (including odd and mixed lot orders). Subscribers cannot opt out of order display. Orders are displayed until canceled, cancel/replaced, executed, or expired. Information on orders displayed includes: 1) Time, 2) Order ID, 3) Side Indicator, 4) Quantity, 5) Symbol, 6) Price. See Part III, Item 11(a) and Part II, Item 7 above for more information.

participants that receive the displayed information.	Bruce ATS disseminates security eligibility information prior to accepting orders at 7:50:00 P.M. ET (the "Opening Message"), which indicates all securities eligible to trade during that session. Following the Opening Message until 8:00 P.M. ET, Bruce ATS only sends updates to the eligible security list, if any. From 8:00:00 P.M. to 4:00:00 A.M. ET, Bruce Holdings sends the Bruce ATS Market Data Feeds that include the order information described above as well as execution information indicating that an order previously displayed has been executed. The counterparties for executions are not displayed. Bruce ATS Market Data Subscribers include Bruce ATS broker-dealer subscribers that subscribe to Bruce ATS for the purpose of transacting in securities, as well as recipients that subscribe solely for access to the data. It is not a requirement for a Bruce ATS Market Data Subscriber to be a broker-dealer or Bruce ATS Subscriber. Each Bruce ATS Market Data Subscriber is subject to the same terms of use. Bruce ATS Market Data Subscribers must subscribe by entering into a market data agreement with Bruce Holdings. Bruce Holdings disseminates the Bruce ATS Market Data Feeds to Bruce ATS Market Data Subscribers in one of two ways: directly from Bruce Holdings to the Bruce ATS Market Data Subscriber, or indirectly via third-party distributors. Third-party distributors include vendors or service providers that redistribute market data. Bruce ATS Market Data Subscribers receiving market data via third-party distributors may experience additional latency compared to those receiving data directly from Bruce Holdings. Bruce Holdings offers Bruce ATS Market Data Subscribers the option to receive market data either directly from Bruce Holdings or indirectly via third-party distributors. For further information regarding market data dissemination, please see Part II, Item 5.
c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?	● Yes ○ No